Exhibit 99.29

Execution Version

UNDERWRITING AGREEMENT

June 12, 2019

Midas Gold Corp.

Suite 890, 999 West Hastings Street

Vancouver, British Columbia V6C 2W2

Attention: Stephen Quin, President and Chief Executive Officer

Dear Sirs:

Upon and subject to the terms and conditions set forth herein, RBC Dominion Securities Inc. (a member company of RBC Capital Markets) and BMO Nesbitt Burns Inc. (together, the “Co-Lead Underwriters”), and Haywood Securities Inc. (collectively with the Co-Lead Underwriters, the “Underwriters”), hereby severally and neither jointly, nor jointly and severally, agree to purchase from Midas Gold Corp. (the “Company”), and the Company hereby agrees to issue and sell 33,200,000 Common Shares (as defined herein) (the “Offered Shares”) to the Underwriters at a price of $0.60 per Offered Share (the “Offering Price”) for aggregate gross proceeds of $19,920,000 (the “Offering”).

The Company has advised that it is current in the filing of all materials required to be filed under the Applicable Securities Laws (as defined herein) of each of the Provinces of Canada other than Québec (the “Qualifying Jurisdictions”), it has filed the Base Shelf Prospectus (as defined herein) in each of the Qualifying Jurisdictions and the BCSC (as defined herein), as principal regulator, issued a decision document in respect thereof under NP 11-202 (as defined herein) on behalf of itself and the other Securities Regulators (as defined herein), and it is qualified to file the Prospectus Supplement (as defined herein) as a supplement to the Base Shelf Prospectus in accordance with the requirements of NI 44-101 and NI 44-102 (as such terms are defined herein).

The Offered Shares shall be distributed in one or more of the Qualifying Jurisdictions by the Underwriters pursuant to the Prospectus (as defined herein). The Offered Shares may also be offered and sold in the United States (as defined herein) in transactions in accordance with Rule 144A (as defined herein) and exemptions under applicable state securities laws. All offers and sales of the Offered Shares: (i) will be made in accordance with Schedule “B” attached hereto (which schedule is incorporated into and forms part of this Agreement); (ii) will be conducted in such a manner so as not to require registration thereof under the U.S. Securities Act (as defined herein); and (iii) will be conducted through an affiliate of one or more of the Underwriters duly registered with the SEC (as defined herein) and the Financial Industry Regulatory Authority, Inc. and in compliance with U.S. Securities Laws (as defined herein). Subject to applicable law, including the Applicable Securities Laws (as defined herein), prior agreement of the Company and the Underwriters, and the terms of this Agreement, the Offered Shares may also be distributed on an exempt basis in other jurisdictions outside Canada and the United States provided that they are lawfully offered and sold on a basis exempt from the prospectus, registration or similar requirements of any such jurisdictions.

The Underwriters may offer the Offered Shares at a price less than the Offering Price as described in further detail in Section 13(d) below, in compliance with Canadian Securities Laws and, specifically, the requirements of NI 44-101 and the disclosure concerning the same contained in the Prospectus and the U.S. Private Placement Memorandum (as defined herein).

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company agrees to pay to the Underwriters the Commission (as defined herein) as set out in Section 12 below. The obligation of the Company to pay the Commission shall arise at each Closing Time (as defined herein).

The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers or other dealers (each, a member of the “Selling Group”) duly qualified in their respective jurisdictions, in each case acceptable to the Company, acting reasonably, as their agents to assist with the Offering and that the Underwriters may determine the remuneration payable by the Underwriters to such other dealers appointed by them.

DEFINITIONS

(a)	In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

“Act” means the Business Corporations Act (British Columbia).

“affiliate”, “associate”, “distribution”, “material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act (British Columbia) in effect on the date hereof.

“Agreement” means this agreement, being the agreement resulting from the acceptance by the Company of the offer made by the Underwriters hereby.

“Applicable Securities Laws” means collectively, the applicable securities laws in each of the jurisdictions in which the Offered Shares are offered or sold, the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments issued by the Securities Regulators thereunder and the securities legislation of and published policies issued by each other relevant jurisdiction and all applicable rules and policies of the TSX.

“Base Shelf Prospectus” means the final short form base shelf prospectus of the Company dated April 4, 2019, including all of the Documents Incorporated by Reference.

“BCSC” means the British Columbia Securities Commission.

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario or Vancouver, British Columbia are not open for business.

“Canadian Securities Laws” means collectively, the Applicable Securities Laws in each of the Qualifying Jurisdictions.

“Claim” has the meaning ascribed to such term in Section 10(a).

“Closing” means the completion of the purchase and sale of the Offered Shares, as contemplated by this Agreement.

“Closing Date” means the day on which the Closing shall occur, being June 19, 2019 or such other date as the Underwriters and the Company may determine.

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Co-Lead Underwriters may determine.

“Co-Lead Underwriters” has the meaning ascribed to such term on the face page of this Agreement.

“Commission” has the meaning ascribed to such term in Section 12 hereof.

“Common Shares” means the common shares in the capital of the Company.

“Convertible Notes” means, collectively, the senior unsecured convertible notes issued by Idaho Gold on March 17, 2016.

“Debt Instrument” means any note, loan, bond, debenture, indenture, promissory note, credit facility, or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or the Subsidiaries are a party or to which their property or assets are otherwise bound, including but not limited to the Convertible Notes.

“Distribution Period” means the period commencing on the date of this Agreement and ending on the date on which all of the Offered Shares have been sold by the Underwriters to the public.

“Documents Incorporated by Reference” means in respect of any of the Offering Documents, the financial statements, management’s discussion and analysis, management information circulars, annual information forms, material change reports, marketing materials or other documents issued by the Company, whether before or after the date of this Agreement, that are incorporated by reference or deemed to be incorporated by reference in the Offering Documents, pursuant to Canadian Securities Laws.

“Employee Plans” has the meaning ascribed to such term in Section 3(ww).

“Environmental Laws” has the meaning ascribed to such term in Section 3(oo).

“Environmental Permits” has the meaning ascribed to such term in Section 3(oo).

“Excluded Transaction” has the meaning ascribed to such term in Section 1(a)(iv).

“Financial Statements” means, collectively, the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017 and the condensed consolidated interim financial statements for the three months ended March 31, 2019 and 2018.

"FNV Royalty Agreement" means the royalty agreement dated as of May 7, 2013, as amended, among the Company, certain of its subsidiaries and Franco-Nevada Idaho Corporation;

“Governmental Authority” means and includes, without limitation, any national, federal, government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

“Government Official” means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses.

“Idaho Gold” means Idaho Gold Resources Company, LLC.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“including” means including without limitation.

“Indemnified Party” has the meaning ascribed to such term in Section 10(a).

“Leased Premises” means the premises which are material to the Company and which the Company occupies as a tenant.

“Losses” has the meaning ascribed to such term in Section 10(a).

“Marketing Document” means the term sheet for the Offering dated June 10, 2019 as agreed to between the Company and the Co-Lead Underwriters.

“Marketing Materials” has the meaning ascribed to such term in NI 41-101 and for greater certainty, includes the Marketing Document.

“Material Adverse Effect” means: (i) any change, event, occurrence, state of facts, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, states of fact, effects or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, prospects, capitalization, financial condition or liabilities of the Company and its Subsidiaries, taken as a whole; or (ii) any fact, event, or change that would result in the Offering Documents containing a misrepresentation.

“Material Agreement” means any Debt Instrument, contract, commitment, agreement, instrument, lease or other document (written or oral), to which the Company or the Subsidiaries are a party and which is material to the Company and the Subsidiaries on a consolidated basis, including but not limited to, the Participation Agreements.

“MI 11-102” means Multilateral Instrument 11-102 – Passport System.

“Mining Rights” means all prospecting, exploration, development, ingress, egress, access and surface rights, mining and mineral rights, concessions, claims, licenses, leases, permits, consents, approvals and authorizations in respect of the Stibnite Gold Project.

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions.

“NI 44-102” means National Instrument 44-102 – Shelf Distributions.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions.

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.

“Offered Shares” has the meaning ascribed to such term on the face page of this Agreement.

“Offering” has the meaning ascribed to such term on the face page of this Agreement.

“Offering Documents” means, collectively, the Base Shelf Prospectus, the Prospectus Supplement, any Prospectus Amendment, any Supplementary Material and the Marketing Document.

“Offering Price” has the meaning ascribed to such term on the face page of this Agreement.

"Option Agreement" means the amended and restated option agreement dated as of December 1, 2016 between Stibnite Gold Company and JJO, LLC pursuant to which Stibnite Gold Company is entitled to acquire 100% ownership of the Cinnabar claims;

“Participation Agreements” means, collectively, the agreements entered into: (i) between the Company and Teck Resources Limited dated July 2, 2013; (ii) between the Company, Idaho Gold and Paulson & Co. Inc. dated March 17, 2016, as amended May 9, 2018; and (iii) between the Company and Barrick Gold Corporation dated May 16, 2018, as amended March 24, 2019.

“Passport Procedures” means the procedures for review of prospectus filings provided under NP 11-202 and MI 11-102 among the Securities Regulators.

“Permits” has the meaning ascribed to such term in Section 3(mm) hereof.

"Permitted Encumbrances" means (i) the continuing security interest and first priority lien on collateral, evidenced by a mortgage and the recording of a royalty deed and memorandum of royalty agreement granted in connection with the FNV Royalty Agreement, (ii) the guarantee under a USDA Forest Service Reclamation Performance Bond of US$169,000 related to Midas Gold Idaho, Inc.'s exploration operating plan in the Payette National Forest, (iii) any Permitted Encumbrance (as such term is defined in the FNV Royalty Agreement), (iv) statutory liens for current taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (v) mechanics', carriers', workers', repairers' and similar liens arising or incurred in the ordinary course of business for amounts not yet due or the validity of which is being contested in good faith by appropriate proceedings, and that do not, and would not, have a Material Adverse Effect on exploration, mine development and operation of the Stibnite Gold Project, (vi) environmental regulations by any Governmental Authority, (vii) title of a lessor under a capital or operating lease, (viii) terms and conditions of the Option Agreement, (ix) such liens, imperfections in title, charges, easements, restrictions, encumbrances or other matters that are due to zoning or subdivision, entitlement and other land use laws or regulations, (x) any set of facts an accurate up-to-date survey would show, provided, however, that such facts do not have a Material Adverse Effect on the exploration, mine development and operation of the Stibnite Gold Project in the ordinary course of business, and (xi) security interests granted in connection with statutory obligations or otherwise in favour of a public authority;

“Person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, partnership, trust, fund, association, syndicate, organization or other organized group of persons, whether incorporated or not, and pronouns have a similar extended meaning.

“PFS Technical Report” means the technical report titled “Stibnite Gold Project, Prefeasibility Study Technical Report, Valley County, Idaho ” effective December 8, 2014 and amended March 28, 2019 and prepared by Lee A. Becker, P.E., Richard K. Zimmerman, P.E., Garth D. Kirkham, P. Geo., Christopher J. Martin, C. Eng., John M. Marek, P.E., Allen R. Anderson, P.E., Richard C. Kinder, P.E., and Peter E. Kowalewski, P.E.

“Principal Regulator” means the British Columbia Securities Regulator.

“Prospectus” means, collectively, the Base Shelf Prospectus, supplemented by the Prospectus Supplement and any Prospectus Amendment, in each case including all of the Documents Incorporated by Reference.

“Prospectus Amendment” means any amendment to the Base Shelf Prospectus or the Prospectus Supplement, required to be prepared and filed by the Company pursuant to Canadian Securities Laws.

“Prospectus Supplement” means the shelf prospectus supplement to be dated June 12, 2019.

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Company during the three year period prior to the Closing Date with the relevant Securities Regulators pursuant to the requirements of Applicable Securities Laws, including all documents filed on SEDAR at www.sedar.com and all documents filed on the Company’s website during such period.

“Qualifying Jurisdictions” means each of the Provinces of Canada, except for Québec.

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission.

“Securities Regulators” means, collectively, as applicable, the securities commission or similar regulatory authorities in each of the Qualifying Jurisdictions.

“Selling Group” has the meaning ascribed to such term on the face page of this Agreement.

“Stibnite Gold Project” means the Stibnite Gold Project located in central Idaho, United States comprised of the mineral concessions described in the PFS Technical Report.

“Subsidiaries” means, collectively, Idaho Gold, Stibnite Gold Company, and Midas Gold Idaho, Inc.

“subsidiary” and “subsidiaries” have the meanings ascribed thereto in the Act.

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment to or supplemental prospectus or ancillary material that may be filed by or on behalf of the Company under Canadian Securities Laws in connection with the Offering.

“Taxes” has the meaning ascribed to such term in Section 3(zz).

“TMX Group” means TMX Group Limited.

“Transfer Agent” means Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the Company at its principal office in Vancouver, British Columbia.

“TSX” means the Toronto Stock Exchange.

“Underwriters” has the meaning ascribed to such term on the face page of this Agreement.

“Underwriters’ Expenses” means all expenses payable to the Underwriters in connection with the Offering pursuant to Section 8 hereof.

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Affiliates” means the United States registered broker-dealer affiliates of the Underwriters.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Private Placement Memorandum” means the U.S. private placement memorandum, in a form satisfactory to the Underwriters and the Company, each acting reasonably, including the Prospectus, to be delivered to each offeree and purchaser of the Offered Shares in the United States.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“U.S. Securities Laws” means all applicable securities legislation in the United States, including the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.

“U.S. Supplementary Material” means any Supplementary Material required, in the opinion of the Underwriters and of the Company, each acting reasonably, to be delivered to purchasers or prospective purchasers in the United States with any supplemental, or supplement to the, U.S. Private Placement Memorandum as may be so required.

TERMS AND CONDITIONS

1.	Covenants.

(a)	Covenants of the Company. The Company hereby covenants to the Underwriters, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Offered Shares, that:

(i)	Validly Allotted and Issued Securities. The Company will ensure that the Offered Shares are duly and validly issued as fully paid and non-assessable Common Shares.

(ii)	Obtain Regulatory Approvals. The Company will ensure that the necessary regulatory consents and approvals from the TSX in respect of the Offering are obtained on or prior to the Closing Date.

(iii)	Qualification for Distribution. At all times until the completion of the Distribution Period or the date on which the Underwriters have exercised their termination rights pursuant to Section 7, the Company will, to the satisfaction of counsel to the Underwriters, acting reasonably, promptly take or cause to be taken all additional steps and proceedings that may be required from time to time under the Applicable Securities Laws of the Qualifying Jurisdictions to continue to so qualify the Offered Shares or, in the event that the Offered Shares have, for any reason, ceased to so qualify, to again so qualify the Offered Shares.

(iv)	Maintain Reporting Issuer Status. The Company will use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws in each of the Qualifying Jurisdictions until the date that is two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction (an “Excluded Transaction”) which would result in the Company ceasing to be a “reporting issuer” so long as the holders of Common Shares receive securities of an entity which is listed on a recognized stock exchange in North America, or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and Canadian Securities Laws or, in the case of a take-over bid, a sufficient number of Common Shares have been deposited to the bid in order to enable the bidder to utilize the “compulsory acquisition” provisions of the Act.

(v)	Maintain Stock Exchange Listing. The Company will use its commercially reasonable efforts to remain listed for trading on the TSX for a period of two years following the Closing Date, provided that this covenant shall not prevent the Company from completing any Excluded Transaction.

(vi)	Standstill. The Company shall not, without the prior written consent of the Lead Underwriters on behalf of the Underwriters, such consent not to be unreasonably withheld, directly or indirectly, during the period ending 90 days after the Closing Date, issue or agree to issue, directly or indirectly, any Common Shares, rights to purchase Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, other than in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the Company's stock option plan and other stock-based compensation arrangements including, for greater certainty the sale of any Common Shares issued thereunder; (ii) the exercise or conversion of outstanding convertible securities including outstanding warrants and convertible notes, or (iii) the satisfaction of any obligations in respect of instruments and agreements existing at the Closing Date.

(vii)	Lock-Up Agreements. The Company shall cause each of the officers and independent directors of the Company to agree, in a lock-up agreement, that during the period ending 90 days after the Closing Date, each will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Company.

(viii)	Waiver Agreements. The Company will use its commercially reasonable efforts to obtain a waiver from each of Paulson & Co. Inc. and Barrick Gold Corporation in respect of prospectus liability of the Underwriters in connection with any purchase of Offered Shares made by such entities under the Offering.

(ix)	Use of Proceeds. The Company will use the net proceeds from the Offering to advance the feasibility study on, and permitting for, the redevelopment and restoration of the Stibnite Gold Project and for general working capital purposes.

(x)	Due Diligence. The Company will allow the Underwriters and their representatives the opportunity to conduct all due diligence which the Underwriters may reasonably require in order to fulfil their obligations and in order to enable them to responsibly execute the certificates required to be executed by them at the end of each of the Offering Documents, as applicable; and without limiting the scope of the due diligence inquiries the Underwriters may conduct, the Company will participate and cause its auditors and “qualified persons” (as such term is defined in NI 43-101) to participate in one or more due diligence sessions to be held prior to each Closing Time.

(xi)	Closing Conditions. The Company will fulfil or cause to be fulfilled, at or prior to the Closing Date, the applicable conditions set out in Section 6 hereof.

(xii)	Other Approvals and Filings. The Company will obtain all necessary regulatory and other consents and approvals required to complete the Offering (including but not limited to those required under the Participation Agreements) and will make all necessary filings and pay all filing fees required to be paid in connection with the Offering.

Prospectus Covenants

(xiii)	Prior to the Closing Time, the Company will allow the Underwriters to participate fully in the preparation of the Offering Documents (other than material filed prior to the date hereof and incorporated by reference therein).

(xiv)	As soon as practicable after the execution of this Agreement, the Company will prepare and file the Prospectus Supplement, including copies of any documents or information incorporated by reference therein, with the Securities Regulators, no later than 10:45 p.m. (Toronto time) on June 12, 2019 and will have taken all other steps and proceedings that may be necessary in order to qualify the Offered Shares for distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Offered Shares under the Canadian Securities Laws and who comply with the Canadian Securities Laws.

(xv)	The Company will deliver without charge as soon as practicable but in any event on the next Business Day after the filing of the Prospectus Supplement and thereafter from time to time as requested by the Underwriters, as many commercial copies of the applicable Offering Documents (and any Supplementary Material) and the U.S. Private Placement Memorandum as they may reasonably request for the purposes contemplated hereunder and contemplated by Applicable Securities Laws in the Qualifying Jurisdictions and each such delivery of the Offering Documents and any Supplementary Material will have constituted and shall constitute the consent of the Company to the use of such documents by the Underwriters in connection with the distribution of the Offered Shares, subject to the Underwriters complying with the provisions of Applicable Securities Laws in the Qualifying Jurisdictions and the provisions of this Agreement.

(xvi)	Each delivery of the Offering Documents, U.S. Private Placement Memorandum, any Supplementary Material and any U.S. Supplementary Material, as applicable, to the Underwriters by the Company in accordance with this Agreement will constitute the representation and warranty of the Company to the Underwriters that (except for information and statements relating solely to the Underwriters and furnished by them specifically for use in the Offering Documents, U.S. Private Placement Memorandum, Supplementary Material or U.S. Supplementary Material, as applicable), at the respective date of such document:

(I)	the information and statements contained in each of the Offering Documents and any Supplementary Material (including, for greater certainty, the Documents Incorporated by Reference therein): (i) are true and correct and contain no misrepresentation; and (ii) constitute full, true and plain disclosure of all material facts relating to the Offered Shares and the Company;

(II)	no material fact has been omitted from any of the Offering Documents and any Supplementary Material, that is required to be stated in the document or is necessary to make the statements therein not misleading in the light of the circumstances in which they were made;

(III)	each of the Offering Documents and the Supplementary Material complies in all material respects with Canadian Securities Laws; and

(IV)	each of the U.S. Private Placement Memorandum and any U.S. Supplementary Material complies as to form in all material respects with applicable U.S. Securities Laws.

(xvii)	If during the period of distribution of the Offered Shares there shall be any change in Canadian Securities Laws which, in the opinion of the Underwriters and their legal counsel, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Company covenants and agrees with the Underwriters that it shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Supplementary Material with the appropriate Securities Regulators where such filing is required.

(xviii)	The Company shall cause to be delivered to the Underwriters, concurrently with the filing of the Prospectus Supplement and any Supplementary Material, a comfort letter dated within two Business Days of the date thereof from Deloitte LLP, the auditors of the Company and addressed to the Underwriters and to the directors of the Company, in form and substance reasonably satisfactory to the Underwriters, relating to the verification of the financial information and accounting data and other numerical data of a financial nature contained therein and matters involving changes or developments since the respective dates as of which specified financial information is given therein, to a date not more than two Business Days prior to the date of such letter.

(xix)	As soon as practicable after the execution of this Agreement, the Company shall cause to be delivered to the Underwriters all copies of correspondence indicating that the application for listing and posting for trading on the TSX of the Offered Shares has been requested by the Company.

Notifications

(xx)	During the period from the date of this Agreement to the completion of the distribution of the Offered Shares, the Company will notify the Underwriters promptly:

(I)	when any supplement to the Offering Documents or any Supplementary Material have been filed;

(II)	of any request by any Securities Regulator to amend or supplement the Prospectus or for additional information;

(III)	of the suspension of the qualification of the Offered Shares for offering, sale, grant or issuance in any jurisdiction, or of any order suspending or preventing the use of the Offering Documents (or any Supplementary Material) or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose;

(IV)	of the receipt by the Company of any material communication, whether written or oral, from any Securities Regulator, the TSX or any other competent authority, relating to the Prospectus or the distribution of the Offered Shares;

(V)	of any notice or other correspondence received by the Company from any regulatory or governmental body and any requests from such bodies for information, a meeting or a hearing relating to the Company, the Offering, the issue and sale of the Offered Shares or any other event or state of affairs, that the Company reasonably believes could have a Material Adverse Effect; and

(VI)	of the issuance by any Securities Regulator or any stock exchange of any order having the effect of ceasing or suspending the distribution of the Offered Shares or the trading in any securities of the Company, or of the institution or, to the knowledge of the Company, threatening of any proceeding for any such purpose. The Company will use its reasonable best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the distribution of the Offered Shares or the trading in the shares of the Company and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

(xxi)	During the Distribution Period, the Company covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing with full particulars of:

(I)	any material change (actual, anticipated, contemplated or threatened) in respect of the Company considered on a consolidated basis;

(II)	any material fact in respect of the Company which has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents or the U.S. Private Placement Memorandum had the fact arisen or been discovered on, or prior to, the date of such documents;

(III)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents or the U.S. Private Placement Memorandum which fact or change is, or may be, of such a nature as to render any statement in such Offering Document or U.S. Private Placement Memorandum misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Document or the U.S. Private Placement Memorandum or which would result in any of the Offering Documents or the U.S. Private Placement Memorandum not complying (to the extent that such compliance is required) with Canadian Securities Laws; and

(IV)	any breach of any covenant of this Agreement or any Offering Documents or the U.S. Private Placement Memorandum by the Company, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any Offering Document or the U.S. Private Placement Memorandum is or has become untrue or inaccurate in any material respect;

and the Company shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under the Canadian Securities Laws as a result of such fact or change; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof. The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is or could be reasonable doubt whether written notice need be given under this Section.

(xxii)	The Company will in good faith discuss with the Underwriters as promptly as possible any circumstance or event which is of such a nature that there is or ought to be consideration given as to whether there may be a material change or change in a material fact or other change described in the preceding Section 1(a)(xxi).

(b)	Covenants of the Underwriters. Each Underwriter severally, and neither jointly, nor jointly and severally, covenants with the Company:

(i)	that it will conduct all activities in connection with the Offering in compliance with Applicable Securities Laws and all other laws applicable to the Underwriters;

(ii)	that in connection with offers for sale pursuant to this Agreement they make the representations, warranties and covenants applicable to them in Schedule “B” hereto and agree to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule “B” hereto;

(iii)	that it will not, directly or indirectly, sell or solicit offers to purchase the Offered Shares or distribute or publish any offering circular, prospectus, form of application, advertisement or other offering materials in any country or jurisdiction so as to require registration or filing of a prospectus with respect thereto or compliance by the Company with regulatory requirements (including any continuous disclosure obligations) under the laws of, or subject the Company (or any of its directors, officers or employees) to any inquiry, investigation or proceeding of any securities regulatory authority, stock exchange or other authority in, any jurisdiction (other than the filing of the Prospectus in the Qualifying Jurisdictions);

(iv)	that it will not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company or its securities, other than as set forth in the Offering Documents; and

(v)	that it will use all commercially reasonable efforts to complete and to cause the members of the Selling Group to complete the distribution of the Offered Shares as soon as practicable.

(c)	Mutual Covenants. The Company and the Underwriters, on a several basis, covenant and agree:

(i)	during the distribution of the Offered Shares, the Company and the Co-Lead Underwriters shall approve in writing, prior to such time Marketing Materials are provided to potential investors, any Marketing Materials reasonably requested to be provided by the Underwriters to any potential investor of Offered Shares, such Marketing Materials to comply with Canadian Securities Laws. The Company shall file a template version of such Marketing Materials with the Securities Regulators as soon as reasonably practicable after such Marketing Materials are so approved in writing by the Company and the Co-Lead Underwriters, on behalf of the Underwriters, and in any event on or before the day the Marketing Materials are first provided to any potential investor of Offered Shares, and such filing shall constitute the Underwriters' authority to use such Marketing Materials in connection with the Offering. The Company and the Co-Lead Underwriters may agree that any comparables shall be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Regulators by the Company;

(ii)	not to provide any potential investor of Offered Shares with any Marketing Materials unless a template version of such Marketing Materials has been filed by the Company with the Securities Regulators on or before the day such Marketing Materials are first provided to any potential investor of Offered Shares; and

(iii)	not to provide any potential investor with any Marketing Materials other than: (a) such Marketing Materials (including but not limited to the Marketing Document) that have been approved and filed in accordance with this Section; (b) the Base Shelf Prospectus, the Prospectus Supplement, the U.S. Private Placement Memorandum and any Supplementary Material, if applicable; and (c) any standard term sheets approved in writing by the Company and the Co-Lead Underwriters.

(d)	Notwithstanding the provisions of Section 1(b) and 1(c), no Underwriter will be liable to the Company under Section 1(b) or 1(c), as applicable, with respect to a default, or any act or omission under Section 1(b) or 1(c), as applicable, by another Underwriter or any Selling Group member appointed by such other Underwriter.

(e)	The Co-Lead Underwriters shall, on behalf of the Underwriters, notify the Company when, in its opinion, the Underwriters and Selling Group have ceased distribution of the Offered Shares and, if required for regulatory compliance purposes, provide a breakdown of the number of Offered Shares distributed and proceeds received in each of the Qualifying Jurisdictions.

2.	Press Releases.

(a)	The Company agrees that it shall obtain prior approval of the Co-Lead Underwriters (on their own behalf and on behalf of the other Underwriters) as to the content and form of any press release relating to the Offering, such approval not to be unreasonably delayed. In addition, if required by Applicable Securities Laws, any press release announcing or otherwise referring to the Offering shall include a prominent notation on the top of the first page as follows, as well as the disclaimer contemplated by Rule 135e under the U.S. Securities Act:

“Not for distribution to United States newswire services or for dissemination in the United States.”

The Underwriters will have the right to disseminate the pre-approved press release to such Canadian news services as they see fit, provided that it complies with the preceding sentence.

3.	Representations and Warranties of the Company.

The Company represents and warrants to the Underwriters and acknowledges that each of them is relying upon such representations and warranties in purchasing the Offered Shares and entering into this Agreement, that:

(a)	Good Standing of the Company. The Company: (i) has been duly incorporated as a company under the Act and is, with respect to the filing of annual reports, in good standing under the Act; (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to create, issue and sell the Offered Shares and to enter into and carry out its obligations under this Agreement.

(b)	Ownership of Subsidiaries. The Subsidiaries are the only subsidiaries of the Company. The Company beneficially owns, directly or indirectly, the percentage indicated in Schedule “A” of the issued and outstanding shares in the capital of the Subsidiaries free and clear of all Encumbrances and the Company is entitled to the full beneficial ownership of all shares in the Subsidiaries. All of such shares in the capital of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares. None of the outstanding securities of any Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of such Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of any Subsidiary.

(c)	Good Standing of Subsidiaries. Each of the Subsidiaries: (i) has been duly incorporated, continued or amalgamated in its jurisdiction of incorporation and is up-to-date in all material corporate filings and in good standing under the laws of such jurisdiction, (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets, respectively; and (iii) is duly qualified to transact business in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(d)	No Proceedings for Dissolution. No acts or proceedings have been taken, instituted or, are pending for the dissolution or liquidation of the Company or the Subsidiaries.

(e)	Share Capital. The authorized capital of the Company consists of an unlimited number of Common Shares without par value, an unlimited number of first preferred shares without par value, and an unlimited number second preferred shares without par value of which, as of the close of business on June 11, 2019, 237,281,773 Common Shares were outstanding as fully paid and non-assessable shares of the Company, no first preferred shares were outstanding, and no second preferred shares were outstanding.

(f)	Stock Exchange Listing, Filings and Fees. The currently issued and outstanding Common Shares are listed and posted for trading on the TSX and the Company will apply to list the Offered Shares on the TSX. The Company is currently in compliance with the rules and regulations of the TSX and all material filings and fees required to be made and paid by the Company pursuant to Applicable Securities Laws and general corporate law have been made and paid.

(g)	No Cease Trade or Action to Delist. No order ceasing or suspending trading in the securities of the Company or prohibiting the sale of the Offered Shares has been issued and no proceedings for such purpose has been threatened or, to the knowledge of the Company, are pending. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX.

(h)	No Voting Agreements. The Company is not a party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or its Subsidiaries.

(i)	Dividends. There is not, in the constating documents, notice of articles, articles or in any other Material Agreement, or other instrument or document to which the Company is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or the payment of dividends by the Company to the holders of the Common Shares.

(j)	Reporting Issuer Status. The Company is a “reporting issuer”, not included in a list of defaulting reporting issuers maintained by the Securities Regulators in each of the Qualifying Jurisdictions and in particular, without limiting the foregoing, the Company has at all times complied in all material respects with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the Securities Regulators in each of the Qualifying Jurisdictions.

(k)	Offered Shares Validly Issued. The Offered Shares to be issued and sold as hereinbefore described have been duly and validly authorized for issuance and upon issuance, delivery and payment therefor, will be validly issued. The Offered Shares will not be issued in violation of any pre-emptive rights or contractual rights to purchase securities issued by the Company.

(l)	Transfer Agent. The Transfer Agent at its principal office in Vancouver, British Columbia has been duly appointed as the registrar and transfer agent in respect of the Common Shares.

(m)	Absence of Rights. Other than as disclosed in Schedule “C” to this Agreement and in respect of the Participation Agreements and the Offering, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company.

(n)	Corporate Actions. All necessary corporate action has been taken by the Company so as to: (i) authorize the execution, delivery and performance of this Agreement; and (ii) validly issue the Offered Shares as fully paid and non-assessable Common Shares.

(o)	Valid and Binding Documents. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been authorized by all necessary corporate action of the Company and upon the execution and delivery thereof it shall constitute valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitations Act (British Columbia).

(p)	Necessary Consents and Approvals. At the respective closing dates, all consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for the execution and delivery of this Agreement the issuance, sale and delivery of the Offered Shares, and the consummation of the transactions contemplated hereby shall have been made or obtained, as applicable, other than such customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws in connection therewith.

(q)	Prospectus Eligibility. The Company is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to Canadian Securities Laws and on the date of and upon filing of the Prospectus Supplement there will be no documents required to be filed under applicable Canadian Securities Laws in connection with the Offering that will not have been filed as required.

(r)	No Order Restricting of Use of Prospectus. To the knowledge of the Company, no securities commission, stock exchange or comparable authority has issued any order restricting, preventing or suspending the use or effectiveness of the Prospectus or any Prospectus Amendment or preventing the distribution of the Offered Shares in any Qualifying Jurisdiction nor instituted proceedings for that purpose and, to the knowledge of the Company, no such proceedings are pending or contemplated

(s)	Filing of Prospectuses. Each of the Prospectus and the U.S. Private Placement Memorandum and the execution and filing of the Prospectus with the Securities Regulators have been duly approved and authorized by all necessary action by the Company, and the Prospectus has been, in the case of the Base Shelf Prospectus, and will be, in the case of the Prospectus Supplement, duly executed and filed by and on behalf of the Company.

(t)	Prospectus Compliance. Each of the Base Shelf Prospectus, the Prospectus Supplement and any Prospectus Amendment comply or will comply, as the case may be, in all material respects with the Canadian Securities Laws and, at the time of delivery of the Offered Shares to the Underwriters, the Prospectus will comply in all material respects with the Canadian Securities Laws.

(u)	Forward-Looking Information. With respect to forward-looking information contained in the Offering Documents:

(i)	the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)	all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop the forward-looking information; and

(iii)	the future-oriented financial information or financial outlook contained therein is limited to a period for which the information can be reasonably estimated.

(v)	Continuous Disclosure. The Company is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material change that has occurred since December 31, 2018, which has not been publicly disclosed. The information and statements in the Public Disclosure Documents were true and correct in all material respects as of the respective dates of such information and statements and at the time any such documents were filed on SEDAR and, except as may have been corrected by subsequent disclosure, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading. The Company has not filed any confidential material change reports which remain confidential as at the date hereof. To the knowledge of the Company, there are no circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part 16.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (British Columbia) and analogous provisions under Canadian Securities Laws in the other Qualifying Jurisdictions.

(w)	Financial Statements. The Financial Statements: (i) have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved or as noted therein, and comply as to form in all material respects with applicable accounting requirements of Canadian Securities Laws, (ii) are, in all material respects, consistent with the books and records of the Company, (iii) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial condition of the business of the Company for the periods covered thereby, (iv) present fairly, in all material respects, the financial conditions of the Company as at the date thereof, on a consolidated basis, and the results of its operations and the changes in its financial position for the periods then ended, (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company, and (vi) do not omit to state any material fact that is required by generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading, respectively.

(x)	Off-Balance Sheet Arrangements and Liabilities. There are no off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company which are required to be disclosed and are not disclosed or reflected in the Financial Statements and the Company does not have any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements.

(y)	Accounting Policies. There has been no change in accounting policies or practices of the Company since December 31, 2018, other than as required by IFRS and as disclosed in the Financial Statements.

(z)	Accounting Controls. The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that in all material respects: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with applicable generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company maintains disclosure controls and procedures and internal control over financial reporting on a consolidated basis as those terms are defined in NI 52-109, and as at December 31, 2018, such controls were effective. Since the end of the Company’s most recent audited fiscal year, the Company is not aware of any material weakness in the Company’s internal control over financial reporting (whether or not remediated) or change in the Company’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

(aa)	Independent Auditors. The auditors of the Company who audited the Financial Statements, as applicable, are independent public accountants as required by Canadian Securities Laws and there has not been any “reportable event” (within the meaning of NI 51-102) with respect to the present auditors of the Company.

(bb)	No Material Changes. Since December 31, 2018, except as disclosed in the Public Disclosure Documents:

(i)	there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries on a consolidated basis;

(ii)	there has not been any material change in the capital stock or long-term debt of the Company and its Subsidiaries on a consolidated basis; and

(iii)	the Company and each Subsidiaries has carried on its business in the ordinary course.

(cc)	Purchases and Sales. The Company has not approved, is not contemplating and has not entered into any agreement in respect of, nor has any knowledge of (in the case of proposed or planned dispositions of shares by any shareholder, shall refer to actual knowledge without independent investigation):

(i)	the purchase of any material property or assets or any interest therein or the sale, transfer or disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise;

(ii)	the change of control, by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or otherwise, of the Company or its Subsidiaries; or

(iii)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Company.

(dd)	Material Compliance with Laws. Each of the Company and the Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or carry on business to enable their business to be carried on as now conducted and proposed to be conducted and its properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and, other than as disclosed in the Public Disclosure Documents, it has not received a notice of non-compliance, nor know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which could have a Material Adverse Effect and will at the applicable Closing Time be valid, subsisting and in good standing.

(ee)	Material Agreements. With respect to the Material Agreements:

(i)	all of the Material Agreements are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof;

(ii)	the Company and the Subsidiaries have performed all material obligations (including payment obligations) in a timely manner under, and are in compliance with all terms, conditions and covenants contained in each Material Agreement that could have a material impact on the Company or its Subsidiaries; and

(iii)	to the knowledge of the Company, no other party is in breach, violation or default of any term under any Material Agreement.

(ff)	Convertible Notes. With respect to the Convertible Notes:

(i)	the Company and Idaho Gold have performed all material obligations (including payment obligations) in a timely manner under, and are in compliance with all terms, conditions and covenants contained in each of the Convertible Notes;

(ii)	each of the Company and Idaho Gold does not reasonably expect to fail to perform any material obligations (including payment obligations) under the Convertible Notes, and expects to remain in compliance with all terms, conditions and covenants contained in each of the Convertible Notes; and

(iii)	the entering into of this Agreement will not trigger any event of default or similar provisions in respect of any of the Convertible Notes.

(gg)	No Default or Breach. Except where such breach, default, violation or conflict would not reasonably be expected to have a Material Adverse Effect, the Company is not in breach or default of, and the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder, and the issue and sale of the Offered Shares, do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company, including Applicable Securities Laws; (B) the constating documents, notice of articles, articles or resolutions of the Company which are in effect at the date of hereof; (C) any Material Agreement; or (D) any judgment, decree or order binding the Company or the properties or assets of the Company.

(hh)	No Restrictions to Compete. The Company is not a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company to compete in any line of business, transfer or move any of its assets or operations.

(ii)	No Actions or Proceedings. There are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or the Subsidiaries) threatened against or affecting or, to the knowledge of the Company, pending against the Company or the Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, except as disclosed in the Public Disclosure Documents. The Company is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will have a Material Adverse Effect.

(jj)	Anti-Bribery and Anti-Corruption Laws. Neither the Company nor the Subsidiaries nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Company, including but not limited to the U.S. Foreign Corrupt Practices Act and Canada’s Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (A) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Company in obtaining or retaining business for or with, or directing business to, any person; or (B) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor the Subsidiaries nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Company or the Subsidiaries, or a subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(kk)	OFAC Requirements. The Company has not been, nor to the knowledge of the Company, has any director, officer, agent, employee, affiliate or person acting on behalf of the Company been or is currently subject to any United States sanctions administered by the OFAC; and the Company will not directly or indirectly use any proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to the Company or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States administered by OFAC.

(ll)	Material Properties and Mining Rights. The Stibnite Gold Project is the only mineral property which the Company directly or indirectly owns and:

(i)	the Company and the Subsidiaries are the absolute legal and beneficial owners of and have good and marketable title to all of the material assets of the Company and the Subsidiaries, including the Stibnite Gold Project and all of Mining Rights thereof, all of which are valid and in good standing, free of encumbrances, except for the Permitted Encumbrances and as disclosed in the Public Disclosure Documents. Except as disclosed in the Public Disclosure Documents, no other Mining Rights are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted and the Company knows of no claim or basis for any claim that would have a Material Adverse Effect on the right of the Company or the Subsidiaries to use, transfer, access or otherwise exploit such Mining Rights. Except as disclosed in the Public Disclosure Documents, the Company and the Subsidiaries have no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the Mining Rights thereof;

(ii)	the Company and the Subsidiaries hold the Mining Rights under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and the Subsidiaries to access, explore the mineral deposits relating thereto as are appropriate in view of their respective rights and interests therein; all such Mining Rights have been validly located and, to the best of the Company’s knowledge after having made due investigation, recorded by the applicable regulatory authorities in accordance with all applicable laws and are valid, in full force and effect, enforceable in accordance with their respective terms and neither the Company nor any Subsidiary is in default of any of the material provisions of any such agreements, including failure to fulfill any payment or work obligation thereunder, nor has any such default been alleged;

(iii)	there are no restrictions imposed by any applicable law or by agreement which materially conflict with the proposed exploration, evaluation and maintenance of the Stibnite Gold Project;

(iv)	neither the Company nor any Subsidiary has received written notice of any claims for construction liens or other liens, charges, encumbrances, security interests or adverse claims with respect to work or services performed or materials supplied to, on or in connection with the Stibnite Gold Project other than liens or encumbrances imposed in the ordinary course of business and the Permitted Encumbrances;

(v)	all rentals, payment and obligations (including but not limited to maintenance for the Mining Rights), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the Stibnite Gold Project have been properly and timely paid; and

(vi)	except as disclosed in the Public Disclosure Documents, all: (i) mines and mining related activities where the Company or any of the Subsidiaries is operator have been explored, developed and operated in accordance with good mining practices and in compliance in all material respects with all applicable laws during such time as the Company or any of its Subsidiaries was operator; and (ii) mines located in or on the lands of the Company or any of the Subsidiaries or lands pooled or unitized therewith, which have been abandoned by the Company or a Subsidiary have in all material respects been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable laws.

(mm)	Possession of Permits and Authorizations. The Company and the Subsidiaries:

(i)	have all material permits, certificates, licences, approvals, consents and other authorizations (collectively, the “Permits”) issued by the appropriate federal, provincial, regional, state, local or foreign regulatory agencies or bodies necessary to carry on the business of the Company and the Subsidiaries as it is currently conducted and all of the Permits issued to date are valid and in full force and effect;

(ii)	expect any additional Permits that are required to carry out the Company’s and the Subsidiaries’ planned business activities will be obtained in the ordinary course and in accordance with the timing as disclosed in the Public Disclosure Documents, subject to the risks and uncertainties concerning potential delays as set out in the Public Disclosure Documents;

(iii)	are, and will be, in compliance with the terms and conditions of all Permits except where such non-compliance would not reasonably be expected to have a Material Adverse Effect; and

(iv)	have not received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant any Permit that has been applied for or is in process of being granted.

(nn)	No Asset Impairment. The Company has undertaken an asset analysis in respect of the Stibnite Gold Project, including all estimates of the mineral resources and mineral reserves reported thereon and has not found any material asset impairment and does not anticipate making any write downs in respect of the Stibnite Gold Project, or any parts thereof.

(oo)	Environmental Matters. With respect to the Stibnite Gold Project, other than as disclosed in the Public Disclosure Documents:

(i)	there has not been a material breach of any applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, ordinances, regulations or orders, relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (the “Environmental Laws”);

(ii)	all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business currently carried on by the Company and the Subsidiaries have been obtained or have been applied for and the Company expects any additional Environmental Permits that are required to carry out the planned business activities on the Stibnite Gold Project to be obtained in the ordinary course and in accordance with the timing as disclosed in the Public Disclosure Documents and subject to the risks and uncertainties stated therein, and each Environmental Permit is valid, subsisting and in good standing and there are no material defaults or breaches of any Environmental Permits and no proceeding has been threatened, or to the knowledge of the Company, is pending to revoke or limit any Environmental Permit;

(iii)	there has not been any material breach of Environmental Laws and Environmental Permits, on any property or facility owned or leased or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance, and no conditions exist at, on or under any property now or previously owned, operated or leased which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Laws, individually or in the aggregate, that has or may reasonably be expected to have a Material Adverse Effect;

(iv)	there have been no material claims, complaints, notices of, or prosecutions for an offence alleging, non-compliance with any Environmental Laws, and there have been no settlements of any allegation of non-compliance short of prosecution and there are no orders or directions relating to environmental matters including reclamation requiring any material work, repairs, construction or capital expenditures to be made or any notice of same;

(v)	except as ordinarily or customarily required by applicable permit, no notice has been received by the Company or its Subsidiaries, and to the knowledge of the Company, no notice has been issued alleging or stating that any party is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws;

(vi)	all mining related activities, exploration, reclamation, development and other actions and operations have been conducted by the Company and the Subsidiaries in all material respects in accordance with good mining, exploration and engineering practices and all applicable laws including material workers’ compensation and health and safety and workplace laws, mining laws, regulations and policies;

(vii)	there are no ongoing environmental liabilities, claims, or disputes related to historical mining activities on the Stibnite Gold Project;

(viii)	the Company and the Subsidiaries did not cause the current water quality issues at the Stibnite Gold Project; the Company has never conducted any mining operations at site and therefore has no control or responsibility for any pollutant discharges. The Company’s actions have been limited to studying current conditions in the district, evaluating the optimal solutions for remediation and restoration and presenting those solutions to the regulators responsible for the site;

(ix)	except as disclosed in the Public Disclosure Documents, there are no reclamation bonds related to the Stibnite Gold Project; and

(x)	other than ongoing studies in connection with the permitting process currently being undertaken by the Company, there are no material ongoing environmental audits, evaluations, assessments, studies or tests being conducted except for ongoing audits, evaluations, assessments, studies or tests being conducted in the ordinary course.

(pp)	Aboriginal or Native Claims. Other than in respect of the Nez Perce Tribe: (i) there are no claims or actions with respect to aboriginal or native rights currently threatened or, to the knowledge of the Company, after due enquiry, pending with respect to the Stibnite Gold Project; (ii) the Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the Stibnite Gold Project; and (iii) no material dispute in respect of the Stibnite Gold Project with any local or aboriginal or native group exists or, to the knowledge of the Company, is threatened or imminent with respect to the Stibnite Gold Project or any activities thereon.

(qq)	Community Relationships. The Company and the Subsidiaries maintain good relationships with the communities and persons affected by or located on the Stibnite Gold Project in all material respects, and there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop and operate the Stibnite Gold Project, and the Company and the Subsidiaries do not anticipate any material issues or liabilities to arise that would adversely affect the ability to explore, develop and operate the Stibnite Gold Project.

(rr)	Government Relationships. The Company and the Subsidiaries maintain a good working relationship with all Governmental Authorities in the jurisdictions in which the Stibnite Gold Project is located, or in which such parties otherwise carry on their business or operations. All such government relationships are intact and mutually cooperative and, to the knowledge of the Company, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Company or the Subsidiaries from conducting its business and all activities in connection with the Stibnite Gold Project as currently conducted or proposed to be conducted and there exists no actual or, to the knowledge of the Company, threatened termination, limitation, modification or material change in the working relationship with any Governmental Authorities.

(ss)	No Expropriation. No part of the Stibnite Gold Project, Mining Rights or Permits have been taken, revoked, condemned or expropriated by any Governmental Authority nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Company, been commenced, threatened or is pending, nor does the Company have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(tt)	No Work Stoppage or Interruptions. There has not been in the last two years and there is not currently any actions, proceedings, inquiries, disruptions, protests, blockades or initiatives by non-governmental organizations, activist groups or similar entities or persons, that are ongoing or anticipated which could materially adversely affect the ability to explore, develop and operate the Stibnite Gold Project.

(uu)	Technical Reports. The Company is in compliance with the provisions of NI 43-101 and has filed all technical reports in respect of the Stibnite Gold Project required thereby, which technical reports remain current as at the date hereof and comply in all material respects with the requirements of NI 43-101 and there is no new material scientific or technical information concerning the Stibnite Gold Project that would require a new technical report in respect thereof to be issued under NI 43-101 (including, but not limited to, in respect of the PFS Technical Report). The estimates of the mineral resources and mineral reserves of the Stibnite Gold Project as disclosed by the Company and as provided for in the PFS Technical Report have been prepared in accordance with Canadian industry standards set forth in NI 43-101, and the method of estimating the mineral resources and mineral reserves has been verified by mining experts who are “qualified persons” (within the meaning of NI 43-101) and the information upon which the estimates of mineral resources and mineral reserves were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof.

(vv)	Scientific and Technical Projections. To the knowledge of the Company, the projected capital and operating costs and projected production and operating results relating to the Stibnite Gold Project, as summarized in the PFS Technical Report and in the Prospectus are reasonable by the Company in all material respects subject to the risks and uncertainties stated therein.

(ww)	Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Applicable Securities Laws.

(xx)	Material Accruals. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company or the Subsidiaries.

(yy)	Labour/Employment Matters. No material labour dispute, complaint, grievance or other conflict with the employees of the Company or the Subsidiaries currently exists or is pending, or to the knowledge of the Company is threatened or pending. No union representation question exists respecting the employees of the Company or the Subsidiaries and no collective bargaining agreement is in place or currently being negotiated by the Company or the Subsidiaries. The Company and Subsidiaries are currently in material compliance with all laws and regulations respecting employment and employment practices, workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(zz)	Taxes. (i) All material taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and the Subsidiaries have been paid; (ii) all material tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading; and (iii) to the knowledge of the Company, no material examination of any tax return of the Company or the Subsidiaries is currently in progress and there are no material issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company or the Subsidiaries.

(aaa)	Leased Premises. With respect to each of the Leased Premises, the Company and the Subsidiaries occupy the Leased Premises and each has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company and the Subsidiaries occupy the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases.

(bbb)	Insurance. The Company and the Subsidiaries maintain insurance against such losses, risks and damages to their properties and assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage are in good standing, in full force and effect in all respects and not in default. Each of the Company and the Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, and neither the Company nor any of the Subsidiaries has failed to promptly give any notice of any material claim thereunder.

(ccc)	Related Parties. Other than certain parties to the Participation Agreements, none of the current directors, officers or employees of the Company, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction with the Company which, as the case may be, materially affected, is material to or is reasonably expected to materially affect the Company and the Subsidiaries on a consolidated basis.

(ddd)	No Loans. The Company is not a party to any Debt Instrument or has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” with the Company.

(eee)	Directors and Officers. None of the current or proposed directors or officers of the Company are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(fff)	Shareholder Approvals. There is no requirement under any agreement or applicable laws (including Applicable Securities Laws) or otherwise, for the Company to obtain the approval of its shareholders to complete the Offering.

(ggg)	Significant Acquisitions. The Company has not completed any “significant acquisition” or “significant disposition”, nor is it proposing any “probable acquisitions” (as such terms are used in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to Canadian Securities Laws.

(hhh)	Entitlement to Proceeds. Other than the Company (and the Underwriters in respect of the Underwriters’ Commission and the Underwriters’ Expenses), there is no person that is or will be entitled to the proceeds of the Offering under the terms of any Material Agreement, or other instrument or document (written or unwritten).

(iii)	Fees and Commissions. Other than the Underwriters (or any members of its Selling Group) pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering.

(jjj)	Minute Books. The minute books and records of the Company and the Subsidiaries which the Company has made available to the Underwriters and their counsel Cassels Brock & Blackwell LLP in connection with their due diligence investigation of the Company and the Subsidiaries for the period from June 2016 to the date of examination thereof are all of the minute books and all of the records of the Company and the Subsidiaries for such period and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof), and are complete in all material respects.

(kkk)	Full Disclosure. All information which has been prepared by the Company relating to the Company, the Subsidiaries and their businesses, properties and liabilities and provided to the Underwriters including all financial, marketing, sales, operational information, as well as disclosure and information relating to the construction and development of the Stibnite Gold Project provided to the Underwriters is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading.

4.	Representations and Warranties of the Underwriters.

Each of the Underwriters hereby severally represent and warrant to the Company and acknowledge that the Company is relying upon such representations and warranties, that:

(a)	the Underwriters and their affiliates and representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Offered Shares in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or otherwise or conducted any seminar or meeting concerning the offer or sale of the Offered Shares whose attendees have been invited by any general solicitation or general advertising (other than the filing of the Prospectus in the Qualifying Jurisdictions); and

(b)	each of the Underwriters are duly registered pursuant to the provisions of Canadian Securities Laws, and are duly registered or licensed as an investment dealer in those jurisdictions in which it is required to be so registered in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, the Underwriters will act only through members of a selling group who are so registered or licensed.

Notwithstanding the foregoing provisions of this Section 4, an Underwriter will not be liable to the Company under this Section 4 with respect to a default under this Section 4 by another Underwriter. No Underwriter will be liable for any act or omission of any other Underwriter.

5.	Closing Deliveries.

The purchase and sale of the Offered Shares shall be completed at the applicable Closing Time at the offices of Miller Thomson LLP in Vancouver, British Columbia, or at such other place as the Co-Lead Underwriters and the Company may agree upon in writing. At each applicable Closing Time, the Company shall duly and validly deliver to the Underwriters the Offered Shares by way of electronic deposit in CDS or physical certificates as directed by the Underwriters (it being understood that all Offered Shares resold by the Underwriters pursuant to Rule 144A under the U.S. Securities Act will not contain any restrictive legends) and all the documents set out in Section 6, against payment of the net proceeds from the Offering by wire transfer to the Company. Notwithstanding the foregoing, Offered Shares purchased by Paulson & Co. Inc. shall be represented by definitive, physical certificates bearing restrictive legends describing transfer restrictions applicable under the U.S. Securities Act.

6.	Closing Conditions.

Each Underwriter’s obligation to purchase the Offered Shares shall be conditional upon the fulfilment at or before the applicable Closing Time of the following conditions:

(a)	Regulatory Approval. The Offering and listing of the Offered Shares will have been conditionally approved by the TSX, the Offered Shares will commence trading on the TSX at the opening of trading on the TSX on the Closing Date in respect of the Offered Shares and the Underwriters shall have received evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities required to be obtained by the Company in order to complete the Offering have been made or obtained.

(b)	Board Approval. The board of directors of the Company will have authorized and approved this Agreement and the sale and issuance of the Offered Shares and all matters relating to the foregoing.

(c)	Factual Certificate. The Underwriters shall have received at the applicable Closing Time, a certificate dated the Closing Date signed by appropriate officers of the Company addressed to the Underwriters and their counsel, with respect to the notice of articles and articles of the Company, all resolutions of the Company’s board of directors relating to this Agreement and the transactions contemplated hereby, the incumbency and specimen signatures of signing officers in the form of a certificate of incumbency and such other matters as the Underwriters may reasonably request.

(d)	Delivery of Offering Documents. The Company shall have delivered to the Underwriters without charge and in such numbers as the Underwriters may reasonably request, on the next Business Day after the filing of the Prospectus Supplement, as the case may be, or such later time as may be agreed upon by the Company and the Co-Lead Underwriters, on behalf of the Underwriters, in such cities as the Co-Lead Underwriters, on behalf of the Underwriters, may reasonably request, the reasonable requirements of conformed commercial copies of the Offering Documents, the U.S. Private Placement Memorandum and any Supplementary Material, if applicable;

(e)	Certificates of Compliance. The Underwriters shall have received a certificate of compliance or similar certificate with respect to the jurisdiction in which the Company and the Subsidiaries are incorporated dated as of the Closing Date.

(f)	Bring-Down Certificate. The Underwriters shall have received a certificate, dated as of the Closing Date signed by the President and Chief Executive Officer and the Chief Financial Officer of the Company, or such other officers of the Company as the Underwriters may agree, certifying for and on behalf of the Company, to the actual knowledge of the persons signing such certificate, after having made reasonable inquiries, that:

(i)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading or prohibiting the sale of the Offered Shares or any other securities of the Company (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(ii)	there has been no adverse material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Company or any of the Subsidiaries on a consolidated basis since the date hereof which has not been generally disclosed;

(iii)	no material change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Company or any of the Subsidiaries on a consolidated basis, except for the Offering, has occurred with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis;

(iv)	the Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the applicable Closing Time; and

(v)	the representations and warranties of the Company contained in this Agreement are true and correct as of the applicable Closing Time with the same force and effect as if made at and as of the applicable Closing Time after giving effect to the transactions contemplated by this Agreement;

(g)	Corporate and Securities Laws Opinion. The Underwriters shall have received favourable legal opinions addressed to the Underwriters and Underwriters’ counsel, in form and substance satisfactory to the Underwriters’ counsel, dated the Closing Date from Miller Thomson LLP, counsel to the Company and where appropriate, counsel in the other applicable Qualifying Jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company, with respect to the following matters:

(i)	as to the incorporation and subsistence of the Company under the laws of British Columbia and as to the Company having the requisite corporate power and capacity under the laws of British Columbia to carry on its business as presently carried on and to own its properties and assets;

(ii)	as to the Company being a “reporting issuer” not on the list of defaulting reporting issuers maintained pursuant to Canadian Securities Laws in the Qualifying Jurisdictions;

(iii)	as to the authorized and issued capital of the Company;

(iv)	as to the corporate power and authority of the Company to carry out its obligations under this Agreement;

(v)	all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder, this Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms;

(vi)	all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Offering Documents, as applicable, and the filing thereof with the Securities Regulators;

(vii)	the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any term or provision of the notice of articles or articles of the Company, the Act or applicable Canadian Securities Laws;

(viii)	the Offered Shares issued on the Closing have been validly issued as fully paid and non-assessable Common Shares in the capital of the Company;

(ix)	all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each of the Qualifying Jurisdictions have been obtained by the Company to qualify the distribution or distribution to the public of the Offered Shares in each of the Qualifying Jurisdictions through persons who are registered under the Applicable Securities Laws in the Qualifying Jurisdictions and who have complied with the relevant provisions of the Applicable Securities Laws in the Qualifying Jurisdictions;

(x)	subject only to the standard listing conditions, the Offered Shares have been conditionally approved for listing on the TSX;

(xi)	subject to the qualifications and assumptions set out therein, the statements set forth in the Prospectus Supplement under the heading “Eligibility for Investment”, insofar as they purport to describe the provisions of the laws referred to therein, are accurate summaries of the matters discussed therein; and

(xii)	such other matters as the Underwriters or their counsel may reasonably request.

(h)	Subsidiary Corporate Opinions. The Underwriters shall have received a favourable legal opinion in respect of the Subsidiaries in form and substance satisfactory to the Underwriters, dated as of the Closing Date with respect to the following: (i) the incorporation and existence under the laws of its jurisdiction of incorporation; (ii) as to the authorized and issued share capital and the holders of the issued and outstanding shares; and (iii) the requisite corporate power and capacity under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and to own its properties.

(i)	U.S. Securities Opinion. If any Offered Shares are sold in the United States pursuant to this Agreement, including Schedule “B” to this Agreement, the Underwriters shall have received a favourable legal opinion to be delivered by Dorsey & Whitney LLP, special United States counsel to the Company, in form and substance reasonably satisfactory to the Underwriters, dated as of the Closing Date to the effect that no registration of the Offered Shares is required under the U.S. Securities Act.

(j)	Title Opinion. The Underwriters shall have received a favourable title opinion addressed to the Underwriters, in form and substance satisfactory to the Underwriters and Underwriters’ counsel dated as of the Closing Date as to the title and ownership interest in the Stibnite Gold Project.

(k)	Transfer Agent Certificate. The Underwriters shall have received a certificate from the Transfer Agent: (i) as to its appointment as transfer agent and registrar of the Common Shares; and (ii) as to the issued and outstanding Common Shares as at the close of business on the day prior to the Closing Date.

(l)	Lock-Up Agreements. The Underwriters shall have received lock-up agreements dated as of the Closing Date pursuant to Section 1(a)(vii) in favour of the Underwriters, in a form as agreed upon between the Underwriters and the Company.

(m)	Participation and Waiver Agreements. (i) Paulson & Co. Inc. shall have committed to purchase a total of 9,664,520 Offered Shares and Barrick Gold Corporation shall have committed to purchase a total of 7,274,142 Offered Shares upon Closing; and (ii) the Company shall have received the waivers dated as of June 11, 2019 pursuant to Section 1(a)(viii), in the form agreed upon between the Underwriters and the Company.

(n)	Bring-Down Comfort Letter. The Company will have caused Deloitte LLP, the auditors of the Company to deliver an update of its letter referred to in Section 21(a)(xviii) above with such changes as may be necessary to bring the information in such letter forward to within two business days of the Closing Date which changes shall be acceptable to the Underwriters, acting reasonably.

(o)	Further Matters. The Company will deliver such further certificates and other documentation as may be contemplated by this Agreement or as the Underwriters or their counsel may reasonably require.

7.	Rights of Termination.

(a)	In addition to any other remedies which may be available to the Underwriters, each Underwriter shall be entitled, at the Underwriter’s option, to terminate and cancel, without any liability on the Underwriter’s part, the Underwriter’s obligations under this Agreement by giving the Company written notice to that effect at or prior to the Closing Time if, during the period from the date hereof to the Closing Time, any of the following occurs:

(i)	any order to cease or suspend trading in any securities of the Company, or prohibiting or restricting the distribution of the Offered Shares is made, or any proceeding is announced or commenced for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, threatened or announced or any order or ruling is issued under or pursuant to any statute of Canada or any province, or of the United States or any state thereof or by any official of any stock exchange or by any other regulatory authority having jurisdiction over a material portion of the business and affairs of the Company and its subsidiaries (on a consolidated basis) or otherwise, or there is any change of law, or the interpretation, pronouncement or administration thereof or in respect thereof which in the opinion of the Underwriters (or any one of them), acting reasonably, would reasonably be expected to prevent or operates to prevent or restrict the distribution of, trading in, or marketability of the Offered Shares or the trading in any other securities of the Company;

(iii)	there should develop, occur or come into effect or existence any event, action, state, condition or occurrence of national or international consequence, acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or any action, law, regulation, inquiry or other occurrence of any nature which, in the opinion of the Underwriters (or any one of them), acting reasonably, materially adversely affects or would reasonably be expected to materially adversely affect the Canadian financial markets generally or the business, operations or affairs of the Company and the Company’s subsidiaries, taken as a whole, or the market price or value of the Offered Shares or any other securities of the Company;

(iv)	there shall occur any material change (actual, imminent or reasonably expected), or change in material fact or a new material fact which in the opinion of the Underwriters (or any one of them), acting reasonably, could be expected to have a material adverse effect on the market price or value of the Offered Shares or any other securities of the Company, or the Underwriters shall become aware of any material information with respect to the Company which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof and which in the sole opinion of the Underwriters (or any one of them), acting reasonably, could be expected to have a material adverse effect on the market price or value of the Offered Shares or any other securities of the Company; and

(v)	the Company shall be in breach of or default under or in non-compliance with any material representation, warranty, term, condition or covenant of this Agreement.

(b)	Exercise of Termination Rights. The rights of termination contained in Section 7(a) above may be exercised by the Underwriters by written notice to the Company, provided that neither the giving nor the failure to give such notice shall in any way affect any Underwriter’s entitlement to exercise this right at any time through to the applicable Closing Time. If this Agreement is terminated by any of the Underwriters pursuant to Section 7(a) above, there shall be no further liability on the part of such Underwriter, or of the Company to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Sections 8 and 10. The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 7 shall not be binding upon the other Underwriters.

8.	Expenses.

Whether or not the sale of the Offered Shares shall be completed, the Company will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares; (ii) the reasonable fees and expenses of the Company’s legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering including the filing of the Prospectus Supplement; (iv) all reasonable fees and disbursements of the Underwriters’ legal counsel (to a maximum of $115,000 plus disbursements and applicable taxes); and (v) all reasonable other “out-of-pocket expenses” of the Underwriters.

9.	Survival of Representations and Warranties.

All representations, warranties, covenants and agreements of the Company herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Underwriters with respect thereto, shall continue in full force and effect for the benefit of the Underwriters for a period of two years following the Closing Date. The representations, warranties, covenants and agreements of the Underwriters herein contained and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Company with respect thereto, shall continue in full force and effect for the benefit of the Company for a period of two years following the Closing Date.

10.	Indemnity.

(a)	The Company agrees to indemnify and hold harmless the Underwriters, each of their subsidiaries and affiliates and each of their respective directors, officers, employees, partners, agents, each other person, if any, controlling the Underwriters or any of their subsidiaries, affiliates and each shareholder of the Underwriters and the successors and assigns of all the foregoing persons (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses, expenses, claims (including, without limitation, securityholder or derivative actions, arbitration proceedings or otherwise), actions, suits, proceedings, investigations, damages and liabilities, joint or several, including, without limitation, the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations, inquiries or claims and the reasonable fees and expenses of their counsel and other expenses incurred in connection with any claim, action, suit, proceeding or investigation or in enforcing this indemnity (collectively, the “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation, inquiry or claim that may be made or threatened by any person or in enforcing this indemnity whether or not resulting in liability (collectively the “Claims”) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, (i) any untrue statement or alleged untrue statement of material fact contained in the information (whether written or oral) supplied to any prospective investor by or on behalf of the Company or any omission or alleged omission to state therein a material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the engagement of the Underwriters pursuant to this Agreement. The Company agrees to waive any right the Company may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any person asserting Claims on behalf of or in right of the Company for or in connection with either (i) or (ii) above, except, in the case of (ii) above only, to the extent any Losses suffered by the Company are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted primarily from the gross negligence or fraudulent act of such Indemnified Party. The Company will not, without the Lead Underwriters’ prior written consent, make any admission of liability, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless the Company has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

(b)	Promptly after receiving notice of a Claim against the Underwriters or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Underwriters or any such other Indemnified Party will notify the Company in writing of the particulars thereof, provided that the failure or delay in so notifying the Company shall not relieve the Company of any liability which the Company may have to the Underwriters or any other Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required materially prejudices the defense of such Claim or results in any material increase in the liability which the Company has under this indemnity. The Company shall have 14 days after receipt of the notice to undertake, at its own expense, the settlement or defense of the Claim, including prompt employment of counsel acceptable to the Indemnified Parties and payment of all expenses. The relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

(c)	The foregoing indemnity shall not apply, to (ii) above only, to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses to which the Indemnified Party may be subject were primarily caused by the gross negligence or fraudulent act of the Indemnified Party.

(d)	If for any reason the foregoing indemnity is found to be unavailable or unenforceable (other than in accordance with the terms hereof) to the Underwriters or any other Indemnified Party or insufficient to hold the Underwriters or any other Indemnified Party harmless in respect of a Claim, the Company shall contribute to the amount paid or payable by the Underwriters or any other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Underwriters or any other Indemnified Party on the other hand but also the relative fault of the Company, the Underwriters or any other Indemnified Party as well as any relevant equitable considerations; provided that the Company shall in any event contribute to the amount paid or payable by the Underwriters or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the fees received by the Underwriters under this Agreement. The rights of contribution herein provided shall be in addition to, and not in derogation of, any other right to contribution which the Indemnified Parties may have by statute or otherwise.

(e)	The Company agrees that if any legal proceeding shall be brought against the Company and/or the Indemnified Parties by any governmental commission or regulatory authority or any other party or in case any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Company and/or any Indemnified Party in connection with the engagement of the Underwriters pursuant to this Agreement, and the Underwriters or any other Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the engagement of the Underwriters pursuant to this Agreement, the Indemnified Parties shall have the right to employ their own separate counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including, without limitation, an amount to reimburse the Indemnified Parties for time spent in connection therewith) and reasonable expenses incurred by the Indemnified Parties in connection therewith shall be paid by the Company as they occur.

(f)	The Company hereby constitutes the Underwriters as trustees for each of the other Indemnified Parties of the Company’s covenants under this indemnity with respect to those persons and the Underwriters agree to accept that trust and to hold and enforce those covenants on behalf of those persons.

(g)	The Company also agrees to reimburse the Underwriters for the time spent by their personnel in connection with any Claim at their normal per diem rates. The Underwriters or any other Indemnified Party may retain counsel in each relevant jurisdiction to separately represent it in the defense or settlement of a Claim, which shall be at the Company’s expense if: (i) the Company does not promptly assume the defense of the Claim no later than 14 days after receiving actual notice of the Claim; (ii) the Company agrees to separate representation; or (iii) the Underwriters are advised in writing by counsel that there is an actual or potential conflict in the Company’s and the Underwriters’ respective interests or additional defenses are available to the Underwriters that are not available to the Company, which makes representation by the same counsel inappropriate.

(h)	The obligations of the Company hereunder are in addition to any liabilities which the Company may otherwise have to the Underwriters or any other Indemnified Party and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties.

(i)	The foregoing provisions shall survive the completion of services rendered under or any expiration or termination of this Agreement.

11.	Advertisements.

(a)	The Company acknowledges that the Underwriters shall have the right, subject always to Sections 1(a), 1(c) and Section 2 of this Agreement and to prior approval by the Company, at their own expense, to place such advertisement or advertisements relating to the sale of the Offered Shares contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law, including Canadian Securities Laws and U.S. Securities Laws. The Company and the Underwriters each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of Applicable Securities Law in jurisdictions other than Canada in which the Offered Shares shall be offered or sold not being available.

12.	Commission.

(a)	In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company shall pay the Underwriters, at the Closing Time, a cash commission (the “Commission”) equal to 6.0% of the gross proceeds realized by the Company in respect of the Offering, other than in respect of the gross proceeds from the issue and sale of Offered Shares to Barrick Gold Corporation and Paulson & Co. Inc., in respect of which no commission shall be payable.

13.	Syndication of the Underwriters.

(a)	The sale of the Offered Shares in connection with the Offering shall be as to the following percentages:

Name of Underwriter	Syndicate Position
RBC Dominion Securities Inc.	40%
BMO Nesbitt Burns Inc.	40%
Haywood Securities Inc.	20%

(b)	The liability of the Underwriters shall be several and not joint. However, if any one or more of the Underwriters fails to purchase at the Closing Time its applicable percentage of the total number of Offered Shares, and the total number of such Offered Shares not purchased is less than 10% of the aggregate number of Offered Shares, then the non-defaulting Underwriters (the “Continuing Underwriters”) are obligated jointly, in their respective proportions, to purchase the Offered Shares which the defaulting Underwriter or Underwriters fail to purchase. If any one or more of the Underwriters fails to purchase at the Closing Time their applicable percentage of the total number of Offered Shares, and the total number of such Offered Shares not purchased is 10% or more of the aggregate number of Offered Shares, then the Continuing Underwriters shall be jointly entitled to terminate their respective obligations without liability or to purchase, in their respective proportions, the Offered Shares which the defaulting Underwriter or Underwriters fail to purchase.

(c)	Nothing in this Agreement shall oblige any U.S. Affiliate of any of the Underwriters to purchase the Offered Shares. Any U.S. Affiliate who makes any offers or sales of the Offered Shares in the United States will do so solely as an agent for an Underwriter.

(d)	Without affecting the firm obligation of the Underwriters to offer and sell as principals 33,200,000 Offered Shares at the Offering Price in accordance with this Agreement (assuming due satisfaction of the terms and conditions contained in this Agreement), after the Underwriters have made reasonable effort to sell all of the Offered Shares offered under the Prospectus Supplement at the Offering Price, the price payable by the purchasers may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price in compliance with Securities Laws. Such decrease in the price payable by the purchasers will decrease the Commission to be paid by the Company to the Underwriters, so that the net proceeds of the Offering to be received by the Company will not be reduced. The Underwriters will inform the Company if the price payable by the purchasers is decreased.

14.	Action by the Co-Lead Underwriters

All steps which must or may be taken by the Underwriters in connection with the closing of the Offering, with the exception of the matters relating to (i) termination of purchase obligations, (ii) waiver and extension, and (iii) indemnification, contribution and settlement, may be taken by a Co-Lead Underwriter on behalf of itself and the other Underwriters. The execution of this Agreement by the other Underwriters and by the Company shall constitute the Company’s authority and obligation for accepting notification of any such steps from, and for delivering the Offered Shares in certificated or electronic form to or to the order of, the Co-Lead Underwriters. The Co-Lead Underwriters shall fully consult with the other Underwriters with respect to all notices, waivers, extensions or other communications to or with the Company. The rights and obligations of the Underwriters under this Agreement shall be several and neither joint nor joint and several.

15.	Notices.

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Company, to it at:

Midas Gold Corp.

Suite 890, 999 West Hastings Street

Vancouver, British Columbia V6C 2W2

Attention:	Stephen Quin, President and Chief Executive Officer
Email:	squin@midasgoldcorp.com

with a copy to (which will not constitute delivery) to:

Miller Thomson LLP

Pacific Centre, 400 – 725 Granville Street

Vancouver, British Columbia V7Y 1G5

Attention:	Lucy Schilling
Email:	lschilling@millerthomson.com

to the Co-Lead Underwriters, at:

RBC Dominion Securities Inc.

21st Floor – 666 Burrard Street

Vancouver, British Columbia V6C 2X8

Attention:	Craig Dudra
Email:	craig.dudra@rbccm.com

BMO Nesbitt Burns Inc.

1700 – 885 West Georgia Street

Vancouver, British Columbia V6C 3E8

Attention:	Jamie Rogers
Email:	jamie.rogers@bmo.com

with a copy to (which will not constitute delivery) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza

40 King Street West

Toronto, Ontario M5H 3C2

Attention:	Chad Accursi
Email:	caccursi@casselsbrock.com

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by electronic transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by electronic transmission shall be deemed to be given and received on the first Business Day following the day on which it is confirmed to have been sent.

16.	Time of the Essence.

Time shall, in all respects, be of the essence hereof.

17.	Canadian Dollars.

All references herein to dollar amounts are to lawful money of Canada, unless otherwise indicated.

18.	Headings.

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

19.	Singular and Plural, etc.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

20.	Entire Agreement.

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings including, without limitation, the engagement letter between the Company and the Co-Lead Underwriters entered into as of June 10, 2019 in respect of the Offering. This Agreement may be amended or modified in any respect by written instrument only.

21.	Severability.

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

22.	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

23.	Successors and Assigns.

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Underwriters and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein, this Agreement shall not be assignable by any party without the written consent of the others.

24.	Further Assurances.

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

25.	Effective Date.

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

26.	Counterparts and Facsimile.

This Agreement may be executed in any number of counterparts and by facsimile, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

27.	No Fiduciary Relationship.

The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Company’s securities contemplated hereby. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting as principal and not as an agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters). The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

28.	Market Stabilization.

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by applicable Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

RBC DOMINION SECURITIES INC.

Per:
“Craig Dudra”
Craig Dudra
Managing Director

BMO NESBITT BURNS INC.

Per:
“Jamie Rogers”
Jamie Rogers
Managing Director

HAYWOOD SECURITIES INC.

Per:
“Kevin Campbell”
Kevin Campbell
Managing Director

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of this 12th day of June, 2019.

MIDAS GOLD CORP.

Per:	“Stephen Quin”
Stephen Quin
President and Chief Executive Officer

SCHEDULE “A”
SUBSIDIARY INFORMATION

This is Schedule “A” to the underwriting agreement dated as of June 12, 2019 between RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., and Haywood Securities Inc.

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
Idaho Gold Resources Company, LLC	Idaho	100%
Stibnite Gold Company	Idaho	100%
Midas Gold Idaho, Inc.	Idaho	100%

SCHEDULE “B”

This is Schedule “B” to the underwriting agreement dated as of June 12, 2019 between RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., and Haywood Securities Inc.

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

Capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the Agreement to which this schedule is annexed and the following terms shall have the meanings indicated:

(i)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “B”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of such securities;

(ii)	“Foreign Issuer” means a “foreign issuer” as defined in Rule 902(e) of Regulation S;

(iii)	“General Solicitation” or “General Advertising” means “general solicitation” or “general advertising” as used in Rule 502(c) of Regulation D under the U.S. Securities Act, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine, similar media or on the internet, or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(iv)	“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A under the U.S. Securities Act;

(v)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act; and

(vi)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter, on behalf of itself and its U.S. Affiliate, acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and the Offered Shares may not be offered or sold to persons in the United States, except in accordance with the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A and exemptions under applicable state securities laws. Accordingly, each Underwriter (on behalf of itself and its U.S. Affiliate) represents, warrants, covenants and agrees to and with the Company, as of the date hereof and as of the Closing Date, that:

1.	It, its affiliates (including, without limitation, its U.S. Affiliate) and any person acting on any of their behalf has not offered or sold, and will not offer or sell, any of the Offered Shares except (a) in “offshore transactions” as such term is defined in Regulation S, in accordance with Rule 903 of Regulation S or (b) in the United States as provided in Sections 2 through 13 below. Accordingly, none of the Underwriter, its affiliates (including, without limitation, its U.S. Affiliate) or any persons acting on any of their behalf, has made or will make (except as permitted in Sections 2 through 13 below) (i) any offer to sell, or any solicitation of an offer to buy, any Offered Shares in the United States, (ii) any sale of the Offered Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Underwriter, its affiliates (including, without limitation, its U.S. Affiliate) and any person acting on any of their behalf reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts.

2.	It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offered Shares except with its U.S. Affiliate, any Selling Group members or with the prior written consent of the Company. It shall require its U.S. Affiliate and each Selling Group member to agree, for the benefit of the Company, to comply with the same provisions of this Schedule “B” as apply to the Underwriter as if such provisions applied to such U.S. Affiliate or Selling Group member.

3.	All offers and sales of Offered Shares in the United States by it shall be made (i) through its U.S. Affiliate, which is a registered broker-dealer affiliate, or (ii) directly by it in accordance with Rule 15a-6 under the U.S. Exchange Act, and in each case in compliance with all applicable U.S. federal and state laws and regulations governing broker-dealers.

4.	Its U.S. Affiliate that offered or sold Offered Shares in the United States is, and was and will be on the date of each such offer and sale, duly registered as a broker or dealer under Section 15(b) of the U.S. Exchange Act and all applicable state securities laws (unless exempt from such registration requirements), and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

5.	It and its affiliates (including, without limitation, its U.S. Affiliate) have not, either directly or through a person acting on any of their behalf, solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Offered Shares in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6.	Any offer, sale or solicitation of an offer to buy Offered Shares that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers with which the Underwriter or its U.S. Affiliate had a pre-existing relationship and as to whom the Underwriter or its U.S. Affiliate had or have reasonable grounds to believe and do believe are Qualified Institutional Buyers in transactions that are exempt from registration under the U.S. Securities Act pursuant to Rule 144A thereunder and exemptions under applicable state securities laws.

7.	Each offeree of Offered Shares in the United States has been or shall be provided with a copy of the U.S. Private Placement Memorandum, including the Prospectus. Prior to any sale of Offered Shares to a person in the United States or to a person who was offered Offered Shares in the United States, each such purchaser shall be provided with a copy of the U.S. Private Placement Memorandum, including the Prospectus, and no other written material was used in connection with the offer or sale of the Offered Shares in the United States.

8.	It will, either directly or through its U.S. Affiliate, inform all purchasers of the Offered Shares in the United States and all purchasers of the Offered Shares who were offered Offered Shares in the United States, that the Offered Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and are being offered and sold to such purchasers without registration in reliance upon the exemption from the registration requirement of the U.S. Securities Act provided by Rule 144A thereunder.

9.	Prior to the completion of any sale of the Offered Shares to any purchaser in the United States or any purchaser offered Offered Shares in the United States, each such purchaser, will be required to execute and deliver a QIB Letter in the form attached as Exhibit A to the U.S. Private Placement Memorandum, or in such other form as may be prescribed by the Company in respect of any particular purchaser.

10.	The Underwriter and its U.S. Affiliate are Qualified Institutional Buyers.

11.	At the Closing Date, it, together with its U.S. Affiliate, will provide a certificate, substantially in the form of Annex I to this Schedule “B”, relating to the manner of the offer and sale of the Offered Shares in the United States or will be deemed to have represented that neither it nor its U.S. Affiliate offered or sold Offered Shares in the United States; provided, however, that if the Underwriter directly offered or sold Offered Shares in the United States in compliance with Rule 15a-6 under the U.S. Exchange Act, such certificate may be provided by the Underwriter alone and the Underwriter’s U.S. Affiliate shall not be required to execute or deliver such certificate.

12.	At least one Business Day prior to the Closing, it will provide the Company with a list of all purchasers of the Offered Shares in the United States and all purchasers of Offered Shares who were offered Offered Shares in the United States.

13.	Neither it nor its affiliates (including, without limitation, its U.S. Affiliate) or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees to and with the Underwriters, as of the date hereof and as of the Closing Date, that:

1.	The Company is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Common Shares.

2.	Except with respect to offers and sales through the Underwriters and their U.S. Affiliates to Qualified Institutional Buyers in reliance upon the exemption from registration under the U.S. Securities Act provided by Rule 144A thereunder, none of the Company, its affiliates, or any person acting on any of their behalf (other than the Underwriters, their U.S. Affiliates, any Selling Group member, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Shares in the United States; or (B) any sale of Offered Shares unless, at the time the buy order was or will have been originated, (i) the purchaser is outside the United States or (ii) the Company, its affiliates, and any person acting on any of their behalf reasonably believe that the purchaser is outside the United States.

3.	During the period in which the Offered Shares are offered for sale, none of it, its affiliates, or any person acting on any of their behalf (other than the Underwriters, their U.S. Affiliates, any Selling Group member, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged in or will engage in any Directed Selling Efforts or has taken or will take any action that would cause the exemption from the registration requirements of the U.S. Securities Act afforded by Rule 144A thereunder, or the exclusion from the registration requirements of the U.S. Securities Act afforded by Rule 903 of Regulation S, to be unavailable for offers and sales of the Offered Shares pursuant to this Schedule “B” and the Underwriting Agreement to which this Schedule “B” is attached.

4.	None of the Company, its affiliates or any person acting on any of their behalf (other than the Underwriters, their U.S. Affiliates, any Selling Group member, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Offered Shares in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.	For so long as any of the Offered Shares offered or sold pursuant to Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and cannot be sold pursuant to Rule 144(b)(1) under the U.S. Securities Act, the Company will, if it is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt therefrom pursuant to Rule 12g3-2(b) thereunder, provide to any holder of those restricted securities, or to any prospective purchaser of those restricted securities designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as delivery of that information is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A).

6.	The Offered Shares are not, and as of the Closing Date will not be, and no securities of the same class as the Offered Shares are or will be: (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in a “U.S. automated inter-dealer quotation system”, as such term is used in Rule 144A under the U.S. Securities Act; or (iii) convertible or exchangeable into, or exercisable for, securities so listed or quoted at an effective conversion or exercise premium (calculated as specified in paragraph (a)(6) and (a)(7) of Rule 144A under the U.S. Securities Act) of less than 10% for securities so listed or quoted.

7.	The Company will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable blue sky laws in connection with the offer and sale of the Offered Shares.

8.	The Company is not, and as a result of the sale of the Offered Shares contemplated hereby will not be, registered or required to register as an “investment company”, as such term is defined in the United States Investment Company Act of 1940, as amended.

9.	The Company has not taken and will not take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares.

ANNEX I TO SCHEDULE “B”
UNDERWRITER’S CERTIFICATE

In connection with the private placement in the United States of the Offered Shares of Midas Gold Corp. (the “Company”), pursuant to the underwriting agreement dated as of June 12, 2019 between the Company (the “Agreement”), the undersigned Underwriter and the undersigned United States registered broker-dealer affiliate of such Underwriter (the “U.S. Affiliate”) do hereby certify that:

(a)	the U.S. Affiliate was on the date of each offer and sale of Offered Shares that was made by it in the United States, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(b)	all offers and sales of the Offered Shares made by us in the United States were made by the U.S. Affiliate in compliance with all applicable U.S. federal and state laws and regulations governing broker-dealers;

(c)	no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Offered Shares in the United States, nor did we engage in any conduct involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(d)	each offeree of Offered Shares in the United States was provided with a copy of the U.S. Private Placement Memorandum, including the Prospectus, and each purchaser of Offered Shares (i) in the United States or (ii) who was offered Offered Shares in the United States, was provided with a copy of the U.S. Private Placement Memorandum, including the Prospectus, and no other written material was used by us in connection with the offer and sale of the Offered Shares in the United States;

(e)	at the time of each offer of the Offered Shares by us in the United States, we had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer, and, on the date hereof, we continue to believe that each purchaser of Offered Shares in the United States and each purchaser of Offered Shares who was offered Offered Shares in the United States, in each case who is purchasing the Offered Shares through us, is a Qualified Institutional Buyer;

(f)	we have not taken or will not take any action that would directly or indirectly constitute a violation of Regulation M under the U.S. Exchange Act in connection with offers and sales of the Offered Shares; and

(g)	the offering of the Offered Shares in the United States has been conducted by us in accordance with the Agreement, including Schedule “B” thereto.

Terms used in this certificate have the meanings given to them in the Agreement, including Schedule “B” thereto, unless otherwise defined herein.

Dated this          day of ________________, 2019.

	[NAME OF UNDERWRITER]		[NAME OF U.S. AFFILIATE]

By:		By:
	Name: Title:		Name: Title:

SCHEDULE “C”

OUTSTANDING CONVERTIBLE SECURITIES

1.	19,286,500 Stock Options

2.	2,000,000 Common Share Purchase Warrants

3.	C$49,912,401 principal amount of Convertible Notes